UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008
Commission File Number: 000-28627

PATCH INTERNATIONAL INC.
(Translation of registrant’s name into English)

Suite 1670, 700 – 2nd Street S.W., Calgary, Alberta, Canada T2P 2W1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATCH INTERNATIONAL INC.
September 23, 2008	By: /s/ Jason Dagenais Jason Dagenais Chief Operating Officer, Interim Chief Financial Officer

Cautionary Statement

The Securities and Exchange Commission (“SEC”) only permits oil and gas companies to disclose, in their reports filed with the SEC, proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  Patch uses certain terms in the resource report, such as “contingent resources,” that the SEC’s guidelines strictly prohibit from including in Patch’s filings with the SEC.  SEC regulations define reserves associated with oil sands as mining-related and not a part of conventional crude oil and natural gas reserves.  These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of not being actually realized by Patch.

PATCH INTERNATIONAL INC.

FORM 51-101F1

STATEMENT OF RESERVES DATA AND
OTHER OIL AND GAS INFORMATION

FORWARD-LOOKING INFORMATION

This Form certain statements or disclosures that may constitute forward-looking information under applicable securities laws.  All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of Patch International Inc. (“Patch” or the “Corporation”) anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information.  In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “potential”, “enable”, “plan”, “continue”, “contemplate”, “pro forma” or other comparable terminology.  Forward-looking information presented in such statements or disclosures may, among other things, relate to:  sources of income; forecasts of capital expenditures, including general and administrative expenses, and the sources of the financing thereof; movements in currency exchange rates; anticipated income taxes; Patch’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information.  Those assumptions and factors are based on information currently available to Patch, including information obtained from third-party industry analysts and other third party sources.  In some instances, material assumptions and factors are presented or discussed elsewhere in this Form in connection with the statements or disclosure containing the forward-looking information.  You are cautioned that the following list of material factors and assumptions is not exhaustive.  The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for the business of Patch;

•	no significant adverse changes in economic conditions that influence the demand of petroleum and natural gas;

•	no significant adverse changes in commodity prices;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this Form is based (in whole or in part) upon factors which may cause actual results, performance or achievements of Patch to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information.  Those factors are based on information currently available to Patch, including information obtained from third-party industry analysts and other third party sources.  Actual results or outcomes may differ materially from those predicted by such statements or disclosures.  While Patch does not know what impact any of those differences may have, its business, results of operations, financial condition and credit stability may be materially adversely affected.  Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	the risks associated with changes in hydrocarbon or investment policies;

•	the risks associated with fluctuations in commodity prices in the petroleum sector;

•
the risk that Patch is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund capital expenditures, future exploration activities and acquisitions, and other obligations; and

•
the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where Patch operates.

Patch is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

MCDANIEL & ASSOCIATES CONSULTANTS LTD. REPORT

McDaniel & Associates Consultants Ltd. (“McDaniel”), independent petroleum engineering consultants based in Calgary, Alberta has provided an estimate of the bitumen contingent resources and the net present value of these resources for the Corporation’s Dover Ells leases as of May 31, 2008 (the “McDaniel Report”).  Further to this, McDaniel has updated the technical results with cost and price forecasts, as at July 1, 2008.  The McDaniel Report was prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (“COGEH”).  The Report of the independent Qualified Reserves Evaluator or Auditor (Form 51-102F2) and the Report of Management and Directors on Oil and Gas Disclosure (Form 51-101F3) are available at www.sedar.com.

In preparing its report, McDaniel relied upon factual information including ownership, technical well data and other relevant data from public sources as well as non-public data supplied by Patch. The extent and character of all factual information supplied by Patch was relied upon by McDaniel in preparing the McDaniel Report and has been accepted as represented without independent verification. McDaniel has relied upon representations made by Patch as to the completeness and accuracy of the data provided and that no material changes in the status or ownership of the property has occurred nor is expected to occur, from that which was projected in the McDaniel Report, between the date that the data was obtained for this evaluation and the date of the McDaniel Report, and that no new data has come to light that may result in a material change to the evaluation of the resources presented in the McDaniel Report.

DATE OF STATEMENT

1.	Date of the Statement:	September 22, 2008

2.	Effective date of the Statement:	May 31, 2008

3.	Preparation date of the Statement:	September 22, 2008

DISCLOSURE OF RESERVES DATA

Patch currently has no oil or gas reserves and therefore no related future net revenue.  Patch has contingent bitumen resources. Patch has earned an 80% working interest in twenty-seven sections of land located in Townships 94 through 96, Ranges 14 and 15W4 within the Province of Alberta located approximately 60 kilometres northwest of the City of Fort McMurray containing contingent bitumen resources on two leases. These leases are collectively referred to as the Dover Ells properties and are individually called Ells North and Ells Central.  Undeveloped contingent bitumen resources and the net present value of these resources were determined by McDaniel based on the field data procured and by utilizing the Steam-Assisted Gravity Drainage (“SAGD”) recovery technology currently being employed on similar deposits by producing companies in the Ft. McMurray area.

In preparing the study, McDaniel incorporated in excess of 50 sets of well data (logs, cores) plus newly acquired seismic.  Discovered resources were qualified and quantified for portions of the Ells properties that have been defined by the wells and core.  Significant portions of the Ells North and Ells Central properties are not delineated and are deemed prospective for additional accumulations of bitumen.

The future net revenues and net present values presented in this report were calculated using forecast prices and costs based on McDaniel’s opinion of the future crude oil, bitumen, diluent and natural gas prices at July 1, 2008 and are presented in Canadian dollars.  Net present values were determined on both a before-tax and after-tax basis.

The Corporation’s share of contingent Low Estimate, Best Estimate and High Estimate bitumen resources as of May 31,2008 and the respective net present values assigned to these resources based on forecast prices and costs were estimated.  Contingent resources are those quantities of oil and gas estimated to be potentially economically recoverable from known accumulations and also those resources that are potentially recoverable from known accumulations and are contingent on such events as regulatory approval, a development plan, sufficient funding and/or a market for the commodity.

The resources assigned to the Dover Ells leases have been classified as contingent due to insufficient delineation, the lack of regulatory approval, the absence of an approved development plan and the uncertainty of approval of funding to proceed with development.

Contingent resources have been determined for the following mutually exclusive categories:

•
Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered from the accumulation.  If probabilistic methods are used, this term reflects a P90 confidence level.

•
Best Estimate: This is considered to be a best estimate of the quantity that will actually be recovered from the accumulation.  If probabilistic methods are used, this term is a measure of the central tendency of the uncertainty distribution (most likely/mode, P50/median, or arithmetic average/mean).

•
High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term reflects a P10 confidence level.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources described herein.

The following tables set forth certain information relating to the evaluation of the Corporation’s share of the estimated gross and net (after royalties) bitumen resources on the Dover Ells Leases as of May 31, 2008, the estimation of the potential productivity based on the SAGD recovery technology and the estimation of the net present value of the resource volumes as of July 1, 2008.  The information set forth below has been extracted from the McDaniel Report, which has been prepared in accordance with the standards contained in the COGEH and the reserves definitions contained in National Instrument 51-101 - Standards of Disclosure For Oil and Gas Activities (“NI 51-101”).

ESTIMATED COMPANY SHARE OF REMAINING CONTINGENT RESOURCES AS OF MAY 31, 2008 FORECAST PRICES AND COSTS

Classification	Bitumen
	Gross (Mbb1)[1]	Net (Mbbl)
LOW ESTIMATE CONTINGENT RESOURCES	93,664	87,602
BEST ESTIMATE CONTINGENT RESOURCES	139,064	127,086
HIGH ESTIMATE CONTINGENT RESOURCES	203,356	184,492

ESTIMATED COMPANY SHARE OF NET PRESENT VALUE AS OF MAY 31, 2008 FORECAST PRICES AND COSTS						UNIT VALUE BEFORE INCOME TAX DISCOUNTED AT 10% Year ($/bbl)
Classification	BEFORE INCOME TAXES DISCOUNTED AT (%/year)
	Undiscounted (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
LOW ESTIMATE CONTINGENT RESOURCES	1,020	301	36	(68)	(110)	0.41
BEST ESTIMATE CONTINGENT RESOURCES	2,021	713	232	36	(49)	1.82
HIGH ESTIMATE CONTINGENT RESOURCES	3,520	1,315	504	171	22	2.73

ESTIMATED COMPANY SHARE OF NET PRESENT VALUE AS OF MAY 31, 2008 FORECAST PRICES AND COSTS
Classification	AFTER INCOME TAXES DISCOUNTED AT (%/year)
	Undiscounted (MM$)[2]	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
LOW ESTIMATE CONTINGENT RESOURCES	757	193	(13)	(93)	(123)
BEST ESTIMATE CONTINGENT RESOURCES	1,502	498	131	(16)	(78)
HIGH ESTIMATE CONTINGENT RESOURCES	2,617	939	326	77	(32)

_______________________
1 Thousands of barrels.
2 Millions of dollars.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF MAY 31, 2008 FORECAST PRICES AND COSTS
Classification	Revenue (M$)[3]	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandon-ment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
LOW ESTIMATE CONTINGENT RESOURCES	5,606,324	386,224	2,759,253	1,415,936	24,971	1,019,941	262,870	757,071
BEST ESTIMATE CONTINGENT RESOURCES	8,384,672	744,684	3,779,510	1,804,114	34,978	2,021,386	519,165	1,502,221
HIGH ESTIMATE CONTINGENT RESOURCES	12,316,190	1,178,888	5,132,791	2,431,129	53,058	3,520,323	903,024	2,617,299

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF MAY 31, 2008 FORECAST PRICES AND COSTS
CLASSIFICATION	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES - (discounted at 10%/year) (M$)
LOW ESTIMATE CONTINGENT RESOURCES	Heavy Oil (including associated gas and by-products)	36,057
BEST ESTIMATE CONTINGENT RESOURCES	Heavy Oil (including associated gas and by-products)	231,730
HIGH ESTIMATE CONTINGENT RESOURCES	Heavy Oil (including associated gas and by-products)	504,100

PART 2 PRICING ASSUMPTIONS

Forecast Prices and Costs

McDaniel, who is independent of the Corporation, employed the pricing, exchange rate and inflation rate assumptions attached hereto as Schedule “A” in estimating the Corporation’s reserves data, using forecast prices and costs.

Part 3 Reconciliation Of Changes In Reserves And Future Net Revenue

The Corporation had no previous reserves and has no current reserves and therefore there is no related future net revenue.

__________________________
3 Thousands of Dollars.

PART 4 FUTURE DEVELOPMENT COSTS

The following table outlines development costs, mainly capital and abandonment costs, deducted in the estimation of future net revenue attributable to low estimate, best estimate and high estimate contingent resources (using forecast prices and costs).

Year	Capital Cost Forecast			Abandonment Cost Forecast
	Low Estimate Contingent Resources (M$)	Best Estimate Contingent Resources (M$)	High Estimate Contingent Resources (M$)	Low Estimate Contingent Resources (M$)	Best Estimate Contingent Resources (M$)	High Estimate Contingent Resources (M$)
2009	8,843	8,323	7,803	-	-	-
2010	14,963	14,432	13,902	-	-	-
2011	296,586	288,360	293,880	-	-	-
2012	179,766	160,048	154,461	-	-	-
2013	67,570	135,139	256,765	-	-	-
Remaining Years	848,208	1,197,812	1,704,318	24,971	34,978	53,058
Total Undiscounted	1,415,936	1,804,114	2,431,129	24,971	34,978	53,058
Total Discounted at 10% per year	590,755	696,552	891,092	1,001	1,494	2,137

In January 2008, we retained CIBC World Markets Inc. as our exclusive financial advisor to assist in exploring our alternatives, which may include the sale of our company, merger, reorganization or such other alternatives that are considered to be in the best interest of our stockholders.  We continue to pursue our alternatives with CIBC World Markets Inc.

In pursuing our alternatives, we are looking for candidates that will continue to focus on the oil sands lease development within the Ells River area as described above.  We intend for a candidate to focus on further exploration, delineation and development of the Ells River asset in preparation for a comprehensive SAGD pilot plant application to the Alberta Energy and Utilities Board and Alberta Environment as early as summer 2009.  In addition to the exploration, the candidate will also need to perform a series of tests to ascertain the viable source for water as part of the SAGD application and development plans.  Also, we are looking for a candidate to do exploration within the Muskwa property that may include drilling and testing of oil samples for viscosity and pressure transient analysis.

The Corporation’s require significant additional financing to fund our 2008-2009 contemplated operating and capital expenditures, which includes drilling of additional core holes and a 2D and/or 3D seismic program.  The Corporation does not have any commitments for additional financing as of this date.

PART 5 OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

Oil and Gas Properties

As defined under the COGEH rules, section 5.2.2.a, as at May 31, 2008, Patch did not have any reserves attributable to producing or non-producing oil and gas properties.  All properties that Patch has an interest in are located in Alberta and are onshore.

Fort McMurray Oil Sands Area

The Corporation’s Fort McMurray oil sands area leases consist of 32 gross sections (25.6 net sections) in the Dover Ells properties (also referred to as the Ells River Area) and 18 gross sections (13.5 net sections) in the Firebag Oil Sands Project.  The Ells River Oil Sands Project comprises three separate parcels:  Ells North (12 gross sections), Ells Central (15 gross sections), and Ells South (5 gross sections).  The Firebag Oil Sands Project comprises a single parcel.

Firebag Oil Sands Area

In townships 91/92 and ranges 2W4, the Corporation has 18 gross sections (13.5 net) of oil sands leases in the Firebag area.

Muskwa Oil Sands Area

In townships 85/86 and ranges 24/25W4, the Corporation has 10 gross sections (9.5 net) of oil sands leases in the Muskwa area.

Leismer Oil Sands Area

The Corporation has 2½ gross sections (1.9 net) of land in Leismer area, which is south of Fort McMurray.

Dover Ells Leases

The following disclosure regarding the Dover Ells Leases has been excerpted from the McDaniel Report and has been modified slightly.

The Ells North property contains two exploitable bitumen pools referred to as the McMurrary Ex (channel facies) McMurray Ex A (shoreface sand facies).  Within the Ells Central property, only the McMurray Ex A has been delineated at this time, but this property remains prospective for discovery of additional accumulations of bitumen with the channel facies.  All properties had insufficient drilling density, seismic mapping or project definition to be categorized as reserves at this time.

The McMurray Ex interval found within Ells North is composed of laterally discontinuous, undifferentiated, stacked estuarine channel deposits with very limited accumulations of associated bottom water. The McMurray Ex interval found within the Ells North and Ells Central properties is composed of fine-to-medium grained, locally stratified shoreface sand deposits with bioturbated shale laminated intervals.

The bitumen contained within the McMurray Ex and Ex A is essentially immobile at reservoir conditions and can only be recovered by in situ thermal recovery processes.  Patch plans to exploit these leases with conventional SAGD.

Regional Geology

Within the Athabasca Oil Sands Area, bitumen accumulations are predominantly attributed to clastic sediments of the McMurray Formation, the basal unit of the Lower Cretaceous Mannville Group. Lesser quantities are associated with the overlying Mannville Clearwater Formation, including the basal Wabiskaw Member, overlying Clearwater successions and the succeeding Grand Rapids Formation of the Upper Mannville Group.  The Corporation’s exploitable bitumen volumes are attributed to the McMurray Formation.

Geology of the Dover Ells Leases

The Corporation’s Ells North and Ells Central properties are north-centrally situated within the Athabasca Oil Sands Area. Bitumen accumulations here are found within clastic sediments of the McMurray Formation and Wabiskaw Member of the Lower Cretaceous Mannville Group. Reservoir within the Dover Ells properties is associated predominantly with estuarine channel sequences of the McMurray Formation, as well as with the shallow marine shoreface complexes of the McMurray and overlying Wabiskaw Member. Channelized McMurray is isolated within the lower reaches of the McMurray, while stacked shoreface complexes dominate the upper reaches of the McMurray. While instances of shoreface deposits overlying channel deposits exist, no occurrences of coincidental channel and shoreface sequences amenable to conventional SAGD exploitation utilizing a single well pair are noted within the boundaries of the Ells North and Ells Central properties. Therefore, separate recovery schemes will be necessary in order to fully exploit each interval.

Overlying the McMurray shoreface deposits is the Wabiskaw C, consisting of additional stacked shallow marine shoreface deposits within an overall thinner stratigraphic interval. Exploitation of the Wabiskaw C is limited to coincidental occurrences of Wabiskaw C and underlying McMurray shoreface deposits such that an adequate reservoir thickness is achieved. The Wabiskaw A succeeds the Wabiskaw C and consists of generally thin and poorly developed stacked shoreface sequences, unfavorable for SAGD exploitation.

The channelized McMurray consists of laterally discontinuous, undifferentiated, stacked McMurray channel deposits, attributed to the McMurray EX. The channel deposits consist of overall fining-upward sequences of very fine- to coarse-grained sands, with intervals of Inclined Heterolithic Stratification (IHS) within estuarine stacked bar complexes. Reservoir quality of the interval is greatest at the base where sands rest directly on the Devonian unconformity. Intervals of muddy IHS commonly increase, both in occurrence and thickness, upwards within the majority of wells. Significant bioturbation is generally noted within these intervals. This has significantly enhanced vertical permeability within this zone. To date, a single main channel system oriented southeast-northwest has been delineated within the Ells North property. This may cross-cut an earlier channel system oriented east-west. This channel system represents some of the easternmost occurrences of channelized McMurray delineated to date.

The shallow marine McMurray and Wabiskaw C consists of stacked marine shoreline sequences, consisting of proximal shelf deposits, consisting of heavily bioturbated shale dominated sections overlain by lower to upper shoreface deposits, containing very fine to medium grained, locally cross-stratified sands with bioturbated, moderately to heavily shale-laminated intervals. In general, the volume of sand increases upwards in these sequences, while the volume of shale decreases, which is responsible for their coarsening –upward signature on geophysical well logs. These sequences represent oceanward-

prograding shoreline complexes within a shallow marine depositional system. Exploitable occurrences of this reservoir delineated to date are present mostly within the Ells North property.

Some of the exploitable bitumen on the Ells North property is affected by impairment zones, including possibly laterally limited bottom water within the McMurray EX and a small accumulation of top gas within the McMurray EX A. The top gas has not undergone production and it is unclear if it is associated with production offsetting to the west. No impairment zones are noted for the McMurray within Ells Central.

Competent reservoir seal for the McMurray EX consists of IHS within the upper reaches of the channel sequences. Further facilitating sealing is the presence of a notable regional shale horizon that overlies the channelized interval. Sealing within the McMurray EX A generally consists of regionally extensive horizons of variably bedded shale (Wabiskaw D Shale and Wabiskaw A Shale) and/or heavy mud laminations.

Wells

As at May 31, 2008, Patch had:  (i) no interests in any producing oil or gas wells; (ii) no interest in any non- producing oil or natural gas wells; and (iii) no interest in any service wells.

Properties With No Attributed Reserves

The following table sets forth the gross and net acres of unproved properties (properties with no attributed reserves) held by Patch and the net area of unproved property for which Patch expects its rights to explore, develop and exploit to expire during the 2009 fiscal year:

UNPROVED PROPERTIES - UNDEVELOPED LAND (acres)
LOCATION	Gross(1)	Net(2)	Net Area to Expire in 2009
Alberta, Canada	2,254	1,517	200

Notes:

(1)	“Gross Acres” are the total acres in which Patch has or had an interest.
(2)	“Net Acres” is the aggregate of the total acres in which Patch has or had an interest multiplied by Patch’s working interest percentage held therein.

Forward Contracts

Patch is not bound by an agreement (including a transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing or may be protected from the full effect of, future market prices for oil or gas.

Additional Information Concerning Abandonment and Reclamation Costs

The incurred expenditures associated with abandonment costs are not anticipated until the SAGD producing wells are drilled. The Report estimated that Patch’s best estimate Contingent Resources would generate $2,021 million (undiscounted) of future net revenue after deduction of $1,804 million in future capital requirements (including delineation, surface infrastructure, pipelines, and production wells) and abandonment costs of $35.0 million.

Tax Horizon

The Corporation is not required to pay income taxes for the financial year.  The Corporation may be subject to income tax in future years depending upon future exploration and appraisal activity undertaken by the Corporation. Given the current tax pools held by the Corporation, and the additional capital expenditures required to achieve production, the Corporation does not anticipate taxable income for a period of time following the start of production.

Costs Incurred

The following table summarizes Patch’s property acquisition costs, exploration costs and development costs (before property dispositions) incurred during the financial year ended May 31, 2008:

Property Acquisitions and Capital Expenditures
Nature of Cost	Canada Amount (M$)
Property Acquisition Costs
Proved	-
Unproved	-
Exploration Costs	1,460
Development Costs	-
Total	1,460

Exploration and Development Activities

The Corporation did not complete any wells during the most recently completed financial year.

Going forward, Patch will continue to focus on the development of its oil sands lease within the Ells River area.  The activity will focus on further exploration, delineation and development of the Ells River land in preparation for a comprehensive SAGD pilot application to be submitted to the Alberta Energy and Utilities Board and Alberta Environment as early as summer 2009.  In addition to the exploration, Patch will also perform a series of tests to ascertain a viable source for water as part of the SAGD pilot application and development plans.

In January 2008, Patch retained CIBC World Markets Inc. as its exclusive financial advisor to assist in exploring alternatives, which may include the sale of Patch, merger, reorganization or such other alternatives that are considered to be in the best interest of its stockholders.  Patch continues to pursue its alternatives with CIBC World Markets Inc.

In pursuing alternatives, the Corporation is looking for candidates that will continue to focus on the oil sands lease development within the Ells River area as described above.  The Corporation intends for a candidate to focus on further exploration, delineation and development of the Ells River asset in preparation for a comprehensive SAGD pilot plant application to the Alberta Energy and Utilities Board and Alberta Environment as early as summer 2009.  In addition to the exploration, the candidate will also need to perform a series of tests to ascertain the viable source for water as part of the SAGD application and development plans.  Also, Patch is looking for a candidate to do exploration within the Muskwa property that may include drilling and testing of oil samples for viscosity and pressure transient analysis.

Production Estimates and Production History

The Corporation did not have any have any reserves during the year ended May 31, 2008 and therefore no production as of May 31, 2008.

Schedule A

McDANIEL & ASSOCIATES CONSULTANTS LTD.
OIL SANDS PRICE FORECAST
Based on McDaniel & Associates Consultants July 1, 2008 Commodity Forecast Pricing
Utilizing historical product and transportation offsets
																	HARDISTY DELIVERY		EDMONTON DELIVERY
							Alberta	Alberta										Netback		Netback
	U.S./		WTI	Edmonton	WCS	WCS	Bow River Hvy	Bow River Hvy	LLB	LLB	Edmonton	Diluent	Diluent	SSB / (SCO)	SSB / (SCO)	Edmonton	DilBit at	Bitumen at	DilBit at	Bitumen at	Natural Gas	Natural Gas	Alberta
Year	Canada	Inflation	Price	MSW[1]	at Hadisty	at Hadisty	at Hardisty[2]	at Hardisty	at Hardisty[3]	at Hardisty	C5+4	at Edmonton[4]	at Fieldgate	at Edmonton[5,6]	at Edmonton	Prem. SCO[7]	Hardisty	Fieldgate[8]	Edmonton	Fieldgate[8]	at AECO	at Fieldgate	Power[9]
	Exch.	%/year	US$/Bbl	CDN$/Bbl	CND$/Bbl	% of WTI	CDN$/Bbl	% of WTI	CDN$/Bbl	% of WTI	CDN$/Bbl	CDN$/Bbl	CDN$/Bbl	CDN$/Bbl	% of WTI	CDN$/Bbl	CDN$/Bbl	CDN$/Bbl	CDN$/Bbl	CDN$/Bbl	CDN$/GJ	CDN$/Mmbtu	CDN$/MWH

1997	0.722	1.6	20.53	27.80			21.22	74.60	20.38	71.7	31.10			28.25	99.3						1.87
1998	0.687	1.0	14.40	20.35			14.60	69.70	13.29	63.4	21.85			20.46	97.6						2.04
1999	0.673	1.7	19.26	27.60			23.35	81.60	22.12	77.3	27.60			28.31	98.9						2.96
2000	0.674	2.7	30.31	44.72			34.35	76.40	32.59	72.5	46.25			44.96	100.0						5.02
2001	0.646	2.6	25.97	39.60			25.07	62.40	23.46	58.4	42.42			40.31	100.3						6.30		78.29
2002	0.637	2.2	26.08	39.95			31.65	77.30	30.59	74.7	40.65			41.16	100.5						4.07		50.93
2003	0.716	2.0	31.04	43.15			32.68	75.40	31.16	71.9	44.10			43.44	100.2						6.66		69.99
2004	0.770	2.0	41.40	52.54			37.60	69.90	36.80	68.4	55.77			53.20	98.9						6.87		61.66
2005	0.826	2.1	56.56	68.72	42.86	62.60	44.83	65.50	42.79	62.5	77.30			70.58	103.1						8.58		77.36
2006	0.880	2.2	66.22	72.77	49.72	66.10	51.55	68.50	50.30	66.8	77.75			73.16	97.2						7.16		87.47
2007	0.882	2.1	73.20	76.35	50.80	65.70	53.25	68.90	51.47	66.6	82.85			79.05	102.2						6.65		73.98
2008/6 mo	0.993	1.9	110.80	111.55	90.10	80.70	91.10	81.60	89.50	80.2	124.45			115.59	103.6						8.29
2008 rem.	1.000	2.0	130.00	129.00	93.60	72.00	96.50	74.20	93.90	72.2	131.00	138.50	139.98	131.50	101.2	132.20	89.33	65.81	88.37	64.35	11.45	11.21	111.63
2009	1.000	2.0	122.40	121.40	88.13	72.00	90.80	74.20	88.30	72.1	123.40	131.05	132.56	123.40	100.8	124.11	84.07	61.43	83.16	60.06	10.15	9.89	102.42
2010	1.000	2.0	114.40	113.40	82.37	72.00	84.80	74.10	82.50	72.1	115.50	123.30	124.84	114.90	100.4	115.63	78.53	56.79	77.68	55.5	9.45	9.19	97.73
2011	1.000	2.0	111.40	110.30	80.21	72.00	82.50	74.10	80.30	72.1	112.40	120.36	121.93	111.30	99.9	112.04	76.38	54.93	75.56	53.67	9.10	8.83	95.67
2012	1.000	2.0	108.20	107.10	76.82	71.00	80.10	74.00	77.90	72.0	109.30	117.42	119.02	107.10	99.0	107.86	74.17	52.97	73.36	51.75	9.05	8.78	95.87
2013	1.000	2.0	104.90	103.80	74.48	71.00	77.60	74.00	75.50	72.0	106.00	114.28	115.91	103.30	98.5	104.07	71.88	51	71.1	49.81	9.00	8.72	96.09
2014	1.000	2.0	104.20	103.10	72.94	70.00	77.00	73.90	74.90	71.9	105.40	113.85	115.51	102.10	98.0	102.89	71.4	50.44	70.62	49.25	9.05	8.77	96.69
2015	1.000	2.0	103.40	102.30	72.38	70.00	76.40	73.90	74.30	71.9	104.60	113.22	114.91	100.80	97.5	101.60	70.84	49.86	70.08	48.68	9.25	8.96	98.80
2016	1.000	2.0	105.40	104.20	73.78	70.00	77.90	73.90	75.80	71.9	106.50	115.29	117.02	102.67	97.4	103.49	72.16	50.8	71.38	49.6	9.45	9.16	100.93
2017	1.000	2.0	107.60	106.40	75.32	70.00	79.50	73.90	77.40	71.9	108.80	117.76	119.53	104.84	97.4	105.68	73.68	51.86	72.88	50.63	9.60	9.3	102.69
2018	1.000	2.0	109.70	108.50	76.79	70.00	81.10	73.90	78.90	71.9	110.90	120.04	121.85	106.91	97.5	107.76	75.14	52.9	74.32	51.65	9.80	9.5	104.84
2019	1.000	2.0	111.90	110.70	78.33	70.00	82.70	73.90	80.40	71.9	113.20	122.53	124.36	109.08	97.5	109.95	76.66	53.95	75.83	52.67	10.00	9.69	107.01
2020	1.000	2.0	114.10	112.80	79.87	70.00	84.30	73.90	82.00	71.9	115.30	124.81	126.69	111.14	97.5	112.03	78.11	54.99	77.27	53.69	10.20	9.88	109.18
2021	1.000	2.0	116.40	115.10	81.48	70.00	86.00	73.90	83.70	71.9	117.70	127.40	129.32	113.41	97.5	114.32	79.71	56.09	78.84	54.76	10.40	10.08	111.38
2022	1.000	2.0	118.80	117.50	83.16	70.00	87.80	73.90	85.40	71.9	120.10	130.00	131.95	115.78	97.5	116.70	81.37	57.29	80.49	55.93	10.65	10.32	113.96
2023	1.000	2.0	121.18	119.85	84.82	70.00	89.56	73.90	87.11	71.9	122.50	132.60	134.59	118.09	97.5	119.03	83	58.43	82.1	57.05	10.86	10.53	116.23
2024	1.000	2.0	123.60	122.25	86.52	70.00	91.35	73.90	88.85	71.9	124.95	135.25	137.28	120.45	97.5	121.42	84.66	59.6	83.74	58.19	11.08	10.74	118.56
2025	1.000	2.0	126.07	124.69	88.25	70.00	93.17	73.90	90.63	71.9	127.45	137.95	140.02	122.86	97.5	123.84	86.35	60.8	85.41	59.36	11.30	10.95	120.93
2026	1.000	2.0	128.59	127.19	90.02	70.00	95.04	73.90	92.44	71.9	130.00	140.71	142.82	125.32	97.5	126.32	88.08	62.01	87.12	60.54	11.53	11.17	123.35
Thereafter	1.000	2.0	+2%/yr	+2%/yr	+2%/yr	70.00	+2%/yr	73.90	+2.0%/yr	71.9	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	97.5	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Notes:
	1	40 degree API, 0.5 wt% sulphur
	2	BRN at Hardisty with density of 929 kg/m3, API of 20.68˚ and sulphur of 2.85 wt% as per crude assay August 2006, www.crudemonitor.ca
	3	LLB at Hardisty with density of 926.8 kg/m3, API of 21.04˚ and sulphur of 3.75 wt% as per crude assay April 2006, www.crudemonitor.ca
	4
Edmonton C5+ price is based EPL segregated condensate price (725 kg/m3 and 0.2 wt% sulphur) and historical average premium to Edmonton MSW. Diluent price has been adjusted for naphtha-quality diluent of 720 kg/m3

	5	SSB at Edmonton with density of 872 kg/m3, API of 30.58˚ and sulphur of 0.11 wt% as per crude assay August 2006, www.crudemonitor.ca
		SSB production will be replaced in Q4 2007 when Syncrude's new aromatics saturation unit comes on-line, allowing for the upgrade of all bitumen to SSP (premium synthetic)
	6	Prior to 2006/06/30 based on ECA prices quoted for SSB at Edmonton; After 2006/06/30 based on COS realized plant gate price adjusted for transportation to Edmonton
	7	Based on historical SSB price relationship to WTI with $0.70/Bbl positive quality adjustment for premium SCO product
	8	Blend ratio of diluent to bitumen assumed to be 0.30 Bbl : 0.70 Bbl based on bitumen assay
	9
Includes cost of transmission; historical prices based on Alberta Spot Electricity pool price for year plus transmission; Alberta Spot Electricity price forecast is based on estimated marginal cost of natural gas fired generation assuming

		7500 Btu is needed to generate 1 kWh and assuming opcosts of 2007$.01/kwh and return on capital assumed to be 2007$.01/kWh

McDaniel
& Associates Consultants Ltd.

September 22, 2008

Patch International Inc.
Suite 1670 Scotia Centre
700 – 2nd Street SW
Calgary, Alberta
T2P 2W1

Attention:        The Board of Directors of Patch International Inc.

Re:                   Form 51-101F2
                         Report on Reserves Data by an Independent Qualified Reserves Evaluator
                         of Patch International Inc. (the “Company”)

To the Board of Directors of Patch International Inc. (the “Company”):

1.
We have evaluated the Company’s reserves data as at May 31, 2008.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at May 31, 2008 estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com

Patch International Inc.                                                                                                             Page 2
Evaluation of Bitumen Contingent Resources – Dover Ells Area                                    September 23, 2008

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended May 31, 2008, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)
Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

August 22, 2008	Canada	-	-	-	-

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/  P. A. Welch
_________________________
P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of Patch International Inc. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at May 31, 2008, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated and reviewed the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing the reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/s/ Jason Dagenais	/s/ Terry Buchanan
Jason Dagenais	Terry Buchanan
Chief Operating Officer	Vice President, Exploration, Geosciences and Reservoir

/s/ Rod Maxwell	/s/ Mark Bentsen
Rod Maxwell	Mark Bentsen
Director	Director

September 22, 2008.